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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 10 2012
12 REGISTRATIONS BRANCH

SECUR. 12060928 .ON
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-067687

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cohen & Company Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1633 Broadway 28th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
C. Brian Coad 646-792-5807
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LP
(Name – *if individual, state last, first, middle name*)

2001 Market Street	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, C. Brian Coad, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cohen & Company Capital Markets, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

Deborah E Pollard
Notary Public, State of New York
Qualified in New York County
Registration # 01PO6222350
My Commission Expires 5/24/14

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COHEN & COMPANY CAPITAL MARKETS, LLC

(A Wholly-Owned Limited Liability Company of
PrinceRidge Holdings LP)

Statement of Financial Condition

December 31, 2011

(With Report of Independent Registered Public Accounting Firm Thereon)



Grant Thornton LLP
2001 Market Street, Suite 3100
Philadelphia, PA 19103-7080
T 215.561.4200
F 215.561.1066
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Managers
Cohen & Company Capital Markets, LLC:

We have audited the accompanying statement of financial condition of Cohen & Company Capital Markets, LLC, (the Company), a wholly-owned subsidiary of PrinceRidge Holdings LP, as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Cohen & Company Capital Markets, LLC as of December 31, 2011in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Philadelphia, Pennsylvania

February 28, 2012

COHEN & COMPANY CAPITAL MARKETS, LLC
(A Wholly-Owned Limited Liability Company of
PrinceRidge Holdings LP)

Statement of Financial Condition

December 31, 2011

Assets	
Cash and cash equivalents	$ 3,419,074
Securities purchased under agreements to resell	96,466,293
Receivables from clearing Brokers, Dealers and Clearing Organizations	21,917,175
Financial instruments owned, at fair value	14,220,403
Interest income receivable	48,084
Prepaid expense	176,844
Other assets	51,741
Total assets	$ 136,299,614
Liabilities and Member's Equity	
Securities sold under agreements to repurchase	$ 101,579,145
Financial instruments sold, not yet purchased, at fair value	5,820,385
Accrued compensation	1,388,508
Due to Parent	426,376
Interest expense payable	7,957
Accrued expenses and other liabilities	632,170
Total liabilities	109,854,541
Total member's equity	26,445,073
Total liabilities and member's equity	$ 136,299,614

See accompanying notes to Statement of Financial Condition.

COHEN & COMPANY CAPITAL MARKETS, LLC
(A Wholly-Owned Limited Liability Company of
PrinceRidge Holdings LP)

Notes to Statement of Financial Condition

December 31, 2011

Organization

From the period January 1, 2011 to May 31, 2011, Cohen & Company Capital Markets, LLC (the Company) was a wholly owned subsidiary of Cohen Securities Funding, LLC (Cohen Funding) which is a wholly owned subsidiary of IFMI, LLC (the Operating LLC), which is a majority owned subsidiary of Institutional Financial Markets, Inc. (IFMI). Effective June 1, 2011, Cohen Funding and the Operating LLC contributed the Company to PrinceRidge Holdings LP (the Parent) in exchange for an interest in the Parent. Therefore, effective June 1, 2011, the Company is a wholly-owned limited liability company of the Parent. The Company was formed under the Delaware Limited Liability Company Act. In September 2010 the Company changed its name from Fairfax I.S. LLC and in June 2009 the Parent changed its name from VinsonForbes Group LP. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and operates as a broker-dealer registered with the Securities and Exchange Commission (SEC). Additionally, the Company is a member of the Securities Investor Protection Corporation (SIPC).

As a registered broker-dealer, the Company operates an institutional broker-dealer and investment banking business. The Company's customers are predominately institutional investors including brokers and dealers, commercial banks, asset managers, hedge funds and other financial institutions. The Company has a clearing agreement with Pershing LLC whereby all securities transactions are cleared on a fully disclosed basis. The Company clears all reverse repurchase and repurchase agreements with Newedge USA LLC. The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph k(2)(ii) of that rule.

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

The purchase accounting entries resulting from the contribution of the Company into the Parent were not pushed down to the Company.

The Company's statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

In the normal course of business, the Company's operations may include transactions conducted with affiliated entities. Such transactions are governed by service agreements between the Company and its affiliates.

(b) Use of Estimates

The preparation of statement of financial condition in conformity with U.S. GAAP requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

The Company defines cash equivalents as short-term interest earning deposits with original maturities of three months or less that are not held for sale in the ordinary course of business. The Company maintains deposits in federally insured financial institutions in excess of federally insured (FDIC) limits and in institutions in which deposits are not insured. However, management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institution in which those deposits are held.

(d) Fair Value of Financial Instruments

The Company accounts for financial instruments that are being measured and reported on a fair value basis in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*. ASC 820 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. ASC 820 defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an ordinary transaction between current market participants at the measurement date."

FASB ASC 820 outlines a fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (which are considered "level 1" measurements) and the lowest priority to unobservable inputs (which are considered "level 3" measurements). The three levels of the fair value hierarchy under FASB ASC 820 are as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices for similar instruments in active markets, quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, whether directly or indirectly;

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions would reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Such valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing methods. Among the factors considered by the Company in determining the fair value of financial instruments for which there is no current quoted market prices are credit spreads, the terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, assessing the underlying investments, market-based information, such as comparable company transactions, performance multiples and changes in market outlook as well as other measurements. Financial instruments owned and financial instruments sold, not yet purchased are stated at fair value. See note 2 of the Notes to Statement of Financial Condition for additional discussion of ASC 820.

(e) Securities Purchased and Sold Under Agreements to Resell and Repurchase

Securities purchased under agreements to resell (Reverse Repurchase Agreements) and securities sold under agreements to repurchase (Repurchase Agreements) are accounted for as collateralized financing transactions and are carried at contract value plus accrued interest. It is the policy of the Company to obtain possession of the collateral with market values equal to or in excess of the principal amount loaned under Reverse Repurchase Agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral when appropriate. In certain cases a repurchase agreement and a reverse repurchase agreement may be entered into with the same counterparty. If certain requirements are met, the offsetting provisions included in FASB ASC 210, Balance Sheet (FASB ASC 210), allow (but do not require) the reporting entity to net the asset and liability on the statement of financial condition. It is the Company's policy to present the assets and liabilities on a gross basis even if the conditions described in offsetting provisions included in FASB ASC 210 are met.

As of December 31, 2011, the Company has the right to sell or repledge all of the securities it has received under Reverse Repurchase Agreements. These repledged securities have been used in the normal course of business.

As of December 31, 2011, the Company has received securities with market values of $102,049,671 under Reverse Repurchase Agreements and pledged securities with market values of $107,141,335 under Repurchase Agreement. The Company's counterparties to its Repurchase Agreements have the right by contract to sell or repledge the Company's pledged securities.

As part of the Company's matched-booked trading activities the Company can enter into futures transactions to manage its interest rate risk. As of December 31, 2011, the Company had no futures transactions outstanding.

(f) Other Investments, at fair value

As of December 31, 2010, the Company recorded certain investments as other investments, at fair value in the statement of financial condition. These represented financing instruments for which the Company had elected the fair value option but which it did not classify as trading. All of these investments were sold during the year ended December 31, 2011.

(g) ***Receivables and Payables from Brokers, Dealers, and Clearing Agencies***

Receivables include deposits and free credit balances with the Company's clearing broker, proceeds from securities sold, including financial instruments sold not yet purchased, other amounts receivable from counterparty brokers or dealers, and payables to clearing broker include margin loans. Proceeds related to financial instruments sold, not yet purchased may be restricted until the securities are purchased.

(h) Derivative Financial Instruments

Derivative financial instruments are recorded at fair value in the statement of financial condition and are included within financial instruments owned, at fair value, and financial instruments sold, not yet purchased.

The Company may, from time to time, enter into derivatives to manage its risk exposures arising from the Company's facilitation of mortgage-backed trading. Derivatives entered into by the Company, from time to time, may include purchase and sale agreements of "to-be-announced" securities (TBAs). TBAs are forward mortgage-backed securities whose collateral remain "to be announced" until just prior to the trade settlement. TBAs are accounted for as derivatives under FASB ASC 815 when either of the following conditions exists: (i) when settlement of the TBA trade is not expected to occur at the next regular settlement date (which is

typically the next month) or (ii) a mechanism exists to settle the contract on a net basis. Otherwise, TBAs are recorded as a standard security trade. The settlement of these transactions is not expected to have a material effect on the Company's statement of financial condition.

Derivatives involve varying degrees of off-balance sheet risk, whereby changes in the level or volatility of interest rates or market values of the underlying financial instruments may result in changes in the value of a particular financial instrument in excess of its carrying amount. The Company held no derivatives as of December 31, 2011.

(i) Foreign Currency Translation

Assets and liabilities denominated in non-U.S. currencies are translated into U.S. dollar equivalents using year-end spot foreign exchange rates.

(j) Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity pursuant to Treasury Regulation Section 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company is not required to provide for income taxes under FASB Accounting Standards Codification (ASC) 740, *Income Taxes*. The Company's income becomes taxable to the respective partners of the Parent. However, certain aspects of the Company's business are subject to local taxes such as the New York City unincorporated business tax (UBT) and certain state taxes.

(k) Recent Accounting Standards

In May 2011, the FASB issued ASU No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs* (ASU 2011-04), which amends FASB Accounting Standards Codification (ASC) 820, *Fair Value Measurements*. The amended guidance changes the wording used to describe many requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. Additional disclosure requirements include transfers between Levels 1 and 2; and for Level 3 fair value measurements, a description of the Company's valuation processes and additional information about unobservable inputs impacting Level 3 measurements. Additionally, the amendments clarify the FASB's intent about the application of existing fair value measurement requirements. The amendments result in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and IFRS. The guidance provided in ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011 and is applied prospectively. The Company's adoption of the provisions of ASU 2011-04 effective January 1, 2012 did not have a material effect on the Company's financial position.

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): *Disclosures about Offsetting Assets and Liabilities* (ASU 2011-11), which requires companies to disclose information about offsetting and related arrangements to enable users of statement of financial condition to understand the effect of those arrangements on a company's financial position. The amendments require enhanced disclosures by requiring improved information about statement of financial condition and derivative instruments that are either (i) offset in accordance with current literature or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with current literature. ASU 2011-11 is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013, and interim periods within those annual periods. The disclosures required by ASU 2011-11 will be applied retrospectively for all comparative periods presented. The Company is currently evaluating the impact of ASU 2011-11 on its disclosures about offsetting assets and liabilities.

COHEN & COMPANY CAPITAL MARKETS, LLC
(A Wholly-Owned Limited Liability Company of
PrinceRidge Holdings LP)

Notes to Statement of Financial Condition

December 31, 2011

(2) Financial Instruments

The following table sets forth by level within the fair value hierarchy the Company's "financial instruments owned, at fair value," and "financial instruments sold, but not yet purchased, at fair value" as of December 31, 2011. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Level 1	Level 2	Level 3	Total
Assets:				
Financial instruments owned, at fair value:				
Equities	$ —	$ —	$ 34,933	$ 34,933
Corporate Debt	—	520,000	—	520,000
Small Business Administration (SBA) Loans	—	9,048,934	—	9,048,934
U.S. Government Agency MBS	—	1,996,476	—	1,996,476
RMBS	—	1,232,895	—	1,232,895
CMBS	—	1,387,165	—	1,387,165
Total financial instruments owned	$ —	14,185,470	34,933	14,220,403
Liabilities:				
Financial instruments sold, but not yet purchased at fair value:				
Corporate Debt	$ —	$ 549,550	$ —	$ 549,550
US Treasury Securities	5,270,835	—	—	5,270,835
Total liabilities at fair value	$ 5,270,835	$ 549,550	$ —	$ 5,820,385

The following provides a brief description of the types of financial instruments the Company holds, the methodology for estimating fair value, and the level within the hierarchy of the estimate.

U.S. Government Agency Mortgage-Backed Securities and Collateralized Mortgage Obligations: These are securities which are generally traded over-the-counter. The Company generally values these securities using third party quotations such as unadjusted broker-dealer quoted prices or market price quotations from third party pricing services. These valuations are based on a market approach. This is considered a Level 2 valuation in the hierarchy. In instances where the securities are either new issuances or experience illiquidity, such as collateralized mortgage obligations, more specifically agency inverse interest-only securities, principal only, and fixed interest only amongst others, the Company may use its own internal valuation models, which are based on an income approach. In some cases, the new issuances are senior in nature or fairly liquid, however due to the fact it is a new issuance, it is difficult to obtain third party pricing and the Company uses internal models to determine fair value. In these cases, the Company will classify such an issuance as Level 3 within the hierarchy until it is able to obtain third party pricing. Fair values based on internal valuation models prepared by the Company's management are generally classified within Level 3 of the valuation hierarchy. In general, the fair values of U.S. government agency and mortgage-backed securities and collateralized mortgage obligations which are classified as level 3 are determined primarily using discounted cash flow and option adjusted spread methodologies. Key inputs to these models are interest rates and prepayment rates.

Attributes of the underlying mortgage loans, in the case of collateralized mortgage obligations, that affect the pricing inputs include, but are not limited to, weighted average coupon; average and maximum loan size; loan-to-value ratios; credit scores; documentation type; geographic location; weighted average loan age; originator; servicer; and historical prepayment. Yield curves used in the discounted cash flow models are based on observed market prices for comparable securities and published interest rate data to estimate market yields.

Residential Mortgage-Backed Securities and Commercial Mortgage-Backed Securities: The Company generally values these securities using third party quotations such as unadjusted broker-dealer quoted prices or market price quotations from third party pricing services. These valuations are based on a market approach. These quotes generally represent indicative levels at which a party may be willing to enter into a transaction. The Company generally classifies the fair value of these securities within Level 2 of the valuation hierarchy. In instances where the Company is unable to obtain a reliable market price quotation from the third party pricing services and there are not substantially similar securities that trade frequently as the securities held in trading inventory, the Company determines the fair value of those securities by using its own internal valuation models, which are based on an income approach. Fair values based on internal valuation models prepared by the Company's management are generally classified within Level 3 of the valuation hierarchy. Information utilized in the Company's internal valuation models include the security's credit rating, coupon rate, estimated prepayment speeds, expected weighted average life, collateral composition, estimated future interest rates, expected credit losses, credit enhancement, and recently executed transactions.

U.S. Treasury Securities: U.S. Treasury securities include U.S. Treasury bonds and notes and the fair values of the U.S. Treasury securities are based on quoted prices in active markets. Valuation adjustments are not applied. The Company classifies the fair value of these securities within Level 1 of the valuation hierarchy.

Interests in Securitizations: Where the Company is able to obtain independent market quotations from at least two broker-dealers and where a price within the range of at least two broker-dealers is used or market price quotations from third party pricing services is used, interests in securitizations will generally be classified as Level 2 of the valuation hierarchy. These valuations are based on a market approach. The independent market quotations from broker-dealers are generally nonbinding. The Company seeks quotations from broker-dealers that historically have actively traded, monitored, issued, and been knowledgeable about interests in securitizations. The Company generally believes that to the extent (1) it receives two quotations in a similar range from broker-dealers knowledgeable about interests in securitizations, and (2) the Company believes the broker-dealers gather and utilize observable market information such as new issue activity in the primary market, trading activity in the secondary market, credit spreads versus historical levels, bid-ask spreads, and price consensus among market participants and sources, then classification as Level 2 of the valuation hierarchy is appropriate. In the absence of two broker-dealer market quotations, a single broker-dealer market quotation may be used without corroboration of the quote in which case the Company generally classifies the fair value within Level 3 of the valuation hierarchy. If quotations are unavailable, valuation models prepared by the Company's management are used, which are based on an income approach. These models include estimates and the valuations derived from them could differ materially from amounts realizable in an open market exchange. Fair values based on internal valuation models prepared by the Company's management are generally classified within Level 3 of the valuation hierarchy.

SBA Loans: The Company generally values these securities using third party quotations such as unadjusted broker-dealer quoted prices or market price quotations from third party pricing services. The Company generally classifies these investments within Level 2 of the valuation hierarchy. These valuations are based on a market approach.

Corporate Bonds, Redeemable Preferred Stock: The Company uses recently executed transactions, or third party quotations from independent pricing services to arrive at the fair value of its investments in corporate bonds,

redeemable preferred stock and foreign government bonds. These valuations are based on a market approach. The Company generally classifies the fair value of these bonds within Level 2 of the valuation hierarchy. In instances, where the fair values of the securities are based on quoted prices in active markets (for example with redeemable preferred stock), the Company classifies the fair value of these securities within Level 1 of the valuation hierarchy.

Equity Securities: The fair value of equity securities that represent investments in publicly traded companies (common or preferred shares, options, warrants, and other equity investments) are determined using the closing price of the security as of the reporting date. These are securities which are traded on a recognized liquid exchange. This is considered a Level 1 value in the hierarchy. In some cases, the Company owns options or warrants in publicly traded companies when the option or warrant itself is not publicly traded. In those cases, the Company uses an internal valuation model and classifies the investment within Level 3 of the valuation hierarchy. The non-exchange traded equity options and warrants are measured using the Black-Scholes model with key inputs impacting the valuation including the underlying security price, implied volatility, dividend yield, interest rate curve, strike price and maturity date. Other equity securities represent other non-publicly traded entities.

Trading Securities Sold, Not Yet Purchased: The securities are valued using quoted active market prices of the securities sold and are generally categorized within Level 1 or 2 of the valuation hierarchy depending on the type of investment sold. For a discussion of the valuation methodology used for U.S. government agency mortgage-backed securities, refer to "U.S. Government Agency Mortgage-Backed Securities and Collateralized Mortgage Obligations." For a discussion of the valuation methodology used for U.S. Treasury securities, refer to "U.S. Treasury Securities." For a discussion of the valuation methodology for corporate bonds, redeemable preferred stock and foreign government bonds, refer to "Corporate Bonds, Redeemable Preferred Stock and Foreign Government Bonds." For a discussion of the valuation methodology for equity securities, refer to "Equity Securities."

There have not been any significant transfers between level 1 and level 2 of the fair value hierarchy during the year ended December 31, 2011.

The following table presents additional information about assets measured at fair value on a recurring basis for which the Company has utilized Level 3 inputs to determine fair value for the year ended December 31, 2011:

COHEN & COMPANY CAPITAL MARKETS, LLC
(A Wholly-Owned Limited Liability Company of
PrinceRidge Holdings LP)

Notes to Statement of Financial Condition

December 31, 2011

LEVEL 3 INPUTS
Twelve Months Ended December 31, 2011
(Dollars in Thousands)

	January 1, 2011	Net realized/unrealized gains (losses) included in income: Net trading	Net realized/unrealized gains (losses) included in income: Principal transactions and other income	Transfers in and/or (out), net of Level 3	Purchases	Sales (1)	December 31, 2011	Unrealized gains /(losses) still held (2)
Assets:								
Financial instruments owned, at fair value								
U.S. government agency mortgage backed securities and collateralized mortgage obligations:	$68,885,492	$518,543	$ -	$4,331,645	$11,103,081	$(84,838,761)	$ -	$ -
Residential mortgage backed securities	-	(5,523)	-	(1,310,450)	1,340,005	(24,032)	-	-
Commercial mortgage backed securities	-	(475,348)	-	-	1,233,543	(758,195)	-	-
Interests in securitizations	-	749,548	-	-	9,417,400	(10,166,948)	-	-
Equity securities	25	(7,545)	-	-	69,889	(27,436)	34,933	34,908
Total	$68,885,517	$779,675	$ -	$3,021,195	$23,163,918	$(95,815,372)	$ 34,933	$ 34,908
Other investments, at fair value:								
Other	88,372	-	53,104	-	-	(141,476)	-	-
Total equity securities	88,372	-	53,104	-	-	(141,476)	-	-
Total	$ 88,372	$ -	$ 53,104	$ -	$ -	$ (141,476)	$ -	$ -

(1) Includes return of principal or capital.

(2) Represents the amount of total gains or losses for the period, included in earnings, attributable to the change in unrealized gains (losses) relating to assets classified as Level 3 that are still held at December 31, 2011.

The circumstances that would result in transferring certain financial instruments from Level 2 to Level 3 in the fair value hierarchy would typically include what the Company believes to be a decrease in the availability, utility, and reliability of observable market information such as new issue activity in the primary market, trading activity in the secondary market, credit spreads versus historical levels, bid-ask spreads, and price consensus among market participants and sources.

During 2009, the liquidity and transparency surrounding structured credit products, such as interests in securitizations, continued to diminish. The absence of new issue activity in the primary market led to a continually decreasing level of transparency, as seasoned secondary issuances could not be analyzed on a comparative basis relative to new issuances. In addition, diminished trading activity in the secondary market also led the Company to believe that broker-dealer quotations may not be based on observable and reliable market information. The Company has maintained this assessment during 2011 and has not transferred any assets out of Level 3.

During the year ended December 31, 2011, there were net transfers of $3,021,195 into Level 3, comprised of $4,331,645 related to one U.S. government agency mortgage backed security which was transferred into Level 3 during the first quarter of 2011 partially offset by the transfer out of Level 3 in the amount of $1,310,450 and into Level 2 related to a certain residential-mortgage backed security.

Transfers of assets of $4,331,645 from Level 2 to Level 3 were attributed to:

- In the case of the U.S. government agency mortgage-backed security, as of December 31, 2010, the Company was able to obtain a reliable quote from a third party pricing service. During the period of time that the Company held the U.S. government agency mortgage-backed security in 2011, the Company was unable to obtain a reliable quote and relied upon an internal valuation model.

Transfers of assets of $1,310,450 from Level 3 to Level 2 were primarily attributed to:

- In the case of the residential mortgage-backed securities, during the fourth quarter of 2011, the Company observed market trades in the period for either identical or similar securities and quotations from third party pricing services were corroborated to actual market transactions.

(3) Receivable from Brokers, Dealers, and Clearing Organizations

Securities transactions are recorded on a trade date basis. The receivable and payable amounts related to unsettled securities transactions are recorded on a net basis in the Receivables from brokers, dealers, and clearing agencies in the accompanying statement of financial condition. Receivables from clearing broker consist of the following:

Clearing deposit	$	600,000
Free credit balances, net		20,246,321
Comissions receivable and other		1,068,354
Trade date receivable		2,500
Total receivables from clearing broker	$	21,917,175

(4) Interest Income Receivable and Interest Expense Payable

Interest income receivable is comprised of purchased interest and interest income receivable on financial instruments owned, at fair value. Interest expense payable is comprised of sold interest and interest payable on financial instruments sold, but not yet purchased, at fair value.

(5) Prepaid Expense

Prepaid expense is comprised of prepaid registration costs, prepaid insurance, prepaid FINRA charges, and prepaid dues and subscriptions.

(6) Accrued Compensation

Accrued compensation consists of salary and incentive payments incurred by the Company for services provided by the Company's employees.

(7) Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consist of expenses incurred and other payable amounts of a routine nature.

(8) Related-Party Transactions and Due to Parent

Prior to its contribution to the Parent by the Operating LLC and Cohen Funding, the Company had entered into a services agreement with the Operating LLC whereby the Operating LLC allocated direct costs incurred by it on the Company's behalf to the Company. The Company reimbursed the Operating LLC for all amounts due under this arrangement and no amounts remain due as of December 31, 2011.

Subsequent to its contribution to the Parent by the Operating LLC and Cohen Funding, the Company has entered into a service agreement with the Parent under which the Company receives certain personnel, infrastructure and administrative support, including office space, technology, systems, equipment and other services. The Company reimburses the Parent for such services based upon either specific identification or the parties' estimate of relative use of the costs incurred. At December 31, 2011, the Company had $426,376 payable to the Parent related to these services, which is included in due to Parent in the accompanying statement of financial condition.

The Company has made distributions of $21,500,000 for the year ended December 31, 2011 to the Parent and Cohen Funding.

From time to time, the Operating LLC and IFMI has permitted the Parent to issue equity interests of the Operating LLC or IFMI to employees of the Parent's subsidiaries. Accordingly, from time to time, the Parent has issued equity interests of the Operating LLC and IFMI to employees of the Company. In addition, the Parent has issued its own equity interests to employees of the Company.

Commitments and Contingencies

Commitments

In connection with underwriting activities, the Company may enter into firm commitments for the purchase of securities in return for a fee. These commitments may require the Company to purchase securities at a specified price. Securities underwriting exposes the Company to market and credit risk primarily in the event that, for any reason, securities purchased by the Company cannot be distributed at anticipated price levels. At December 31, 2011, the Company had no open underwriting commitments.

Contingencies

The Company may be named as a defendant in various legal actions and other litigation arising in connection with the conduct of its business activities.

In accordance with ASC 450-20 (Loss Contingencies), the Company will accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many lawsuits and arbitrations, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no accrual is made until that time. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict what the eventual loss or range of loss related to such matters will be. Subject to the foregoing, the Company continues to assess these cases and believes, based on information available to it, that the resolution of these matters will not have a material adverse effect on the financial condition of the Company.

(9) Financial Instruments with Off-Balance Sheet Risk, Credit Risk or Market Risk

The Company clears securities transactions on behalf of customers through its clearing broker. Substantially all of the Company's transactions are executed with and on behalf of institutional investors, including other brokers and dealers, commercial banks, mutual funds, hedge funds and other financial institutions. In connection with these activities, unsettled customer trades may expose the Company to off-balance sheet credit risk in the event its customers are unable to fulfill their contractual obligations.

The majority of the Company's transactions, and consequently the concentration of its credit exposure, is with its clearing broker. The clearing broker is also a significant source of short-term financing for the Company, which is collateralized by cash and securities owned by the Company and held by the clearing broker. The Company's financial instruments may be pledged by the clearing broker.

In connection with its trading activities, the Company has sold securities that it does not own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded this obligation in the statement of financial condition at fair value for the related securities and will record a trading loss if the market value of the securities increases subsequent to the date of the statement of financial condition.

(10) Income Taxes

The Company is subject to UBT and has provided for income taxes based on a statutory rate of 4.00%. For the year ended December 31, 2011, the Company recorded a deferred tax asset of $57,028, which can be carried forward for UBT tax purposes. At December 31, 2011, management has provided for a full valuation allowance for the deferred tax asset.

(11) Regulatory Requirements

The Company is a registered broker-dealer and, accordingly, is subject to Rule 15c3-1 under the Securities Exchange Act of 1934 (Net Capital Rule) which requires the maintenance of minimum net capital as defined. The Company has elected to use the alternative method, permitted by the Net Capital Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. At December 31, 2011, the Company had net capital of $23,699,317which was $23,449,317 in excess of its required net capital of $250,000.

(12) Subsequent Events

The Company has evaluated subsequent events for the period from December 31, 2011 through February 28, 2012, the date which the accompanying statement of financial condition was available to be issued

On February 8, 2012, FINRA approved the merger between the Company and The PrinceRidge Group LLC (PrinceRidge), a wholly-owned subsidiary of the Parent. On February 17, 2012, the Parent effected the merger between the Company and PrinceRidge, merging the Company's operations into PrinceRidge.



Grant Thornton LLP
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www.GrantThornton.com

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Board of Managers
Cohen & Company Capital Markets, LLC:

In planning and performing our audit of the financial statements of Cohen & Company Capital Markets, LLC (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule l7a-3(a)(11) and for determining compliance with the exemptive provisions of Rule l5c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties

Grant Thornton LLP

Philadelphia, Pennsylvania

February 28, 2012